Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-249939 on Form F-10 and No. 333-162546 on Form S-8 and to the use of our reports dated May 20, 2021 relating to the financial statements of Silvercorp Metals Inc. (“Silvercorp”) and the effectiveness of Silvercorp’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Silvercorp for the year ended March 31, 2021.

/s/ Deloitte LLP
Chartered Professional Accountants
Vancouver, Canada
June 22, 2021